Exhibit 99.1

SATELLOS BIOSCIENCE INC.

Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026 and 2025 (Unaudited)

SATELLOS BIOSCIENCE INC.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in thousands of US Dollars)

(Unaudited)

As at,	Notes	June 30, 2026	December 31, 2025
		$	$
ASSETS
Current
Cash and cash equivalents	3	7,393	9,804
Short-term investments	4	54,446	17,906
Sales tax, interest and other receivables		783	370
Prepaid expenses and deposits	5	3,140	3,804
Total current assets		65,762	31,884

Property and equipment		7	5
		7	5

TOTAL ASSETS		65,769	31,889

LIABILITIES
Accounts payable and accrued liabilities	6	5,861	4,105
Total current liabilities		5,861	4,105

Total Liabilities		5,861	4,105

SHAREHOLDERS’ EQUITY
Common Shares	7	133,952	85,828
Pre-Funded Warrants	7	19,325	15,480
Contributed surplus		11,784	10,166
Accumulated deficit		(103,456)	(81,970)
Accumulated other comprehensive income/(loss)		(1,697)	(1,720)
Total shareholders’ equity		59,908	27,784

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		65,769	31,889

Commitments and Contingencies (Note 11)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

SATELLOS BIOSCIENCE INC.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(Expressed in thousands of US Dollars, except for per share amounts)

(Unaudited)

		Three months ended June 30,		Six months ended June 30,
	Notes	2026	2025	2026	2025
		$	$	$	$
Research and development (“R&D”)	10	9,635	4,435	16,945	8,977
General and administrative (“G&A”)	10	2,530	1,932	5,263	3,869

TOTAL R&D AND G&A EXPENSES		(12,165)	(6,367)	(22,208)	(12,846)

OTHER INCOME AND EXPENSES
Finance income		571	362	992	755
Foreign exchange gain/(losses)		(80)	429	(193)	437

NET LOSS BEFORE INCOME TAXES		(11,674)	(5,576)	(21,409)	(11,654)
Income taxes		(44)	(32)	(77)	(95)
NET LOSS FOR THE PERIOD		(11,718)	(5,608)	(21,486)	(11,749)

OTHER COMPREHENSIVE LOSS
Items that may be reclassified to net loss
Foreign currency translation adjustments		4	60	23	62

TOTAL COMPREHENSIVE LOSS		(11,714)	(5,548)	(21,463)	(11,687)

Basic and diluted loss per Common Share	7	$(0.56)	$(0.39)	$(1.09)	$(0.84)
Basic and diluted loss per Pre-Funded Warrant	7	$0.00	$0.00	$0.00	$0.00
Weighted average number of Common Shares	7	20,831,350	14,268,902	19,642,107	14,045,048

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

SATELLOS BIOSCIENCE INC.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Expressed in thousands of US Dollars, except for per share amounts)

(Unaudited)

For the six months ended June 30, 2026 and 2025

	Common Shares	Common Shares	Pre-funded Warrants	Pre-funded Warrants	Contributed Surplus	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
	Number	$	Number	$	$	$	$
Balance - December 31, 2024 (Note 7)	13,818,322	78,131	4,297,315	19,967	7,900	(57,097)	(1,737)	47,164
Exercise of warrants (Note 8)	323,793	1,995	—	—	(601)	—	—	1,394
Common shares issued in connection with the exercise of pre-funded warrants (Note 7)	549,991	2,386	(550,000)	(2,386)	—	—	—	—
Stock-based compensation (Note 9)	—	—	—	—	1,476	—	—	1,476
Net loss for the period	—	—	—	—	—	(11,749)	—	(11,749)
Foreign currency translation adjustment	—	—	—	—	—	—	62	62
Balance – June 30, 2025	14,692,106	82,512	3,747,315	17,581	8,775	(68,846)	(1,675)	38,347

Balance - December 31, 2025 (Note 7)	15,458,903	85,828	3,159,743	15,480	10,166	(81,970)	(1,720)	27,784
Common Shares issued in equity offering, net of transaction costs (Note 7)	5,168,019	47,251	—	—	—	—	—	47,251
Pre-Funded Warrants issued in equity offering, net of transaction costs (Note 7)	—	—	495,049	4,650	—	—	—	4,650
Exercise of Pre-Funded Warrants (Note 7)	204,268	805	(204,270)	(805)	—	—	—	—
Common Shares issued upon exercise of stock options	7,295	68			(31)			37
Stock-based compensation (Note 9)	—	—	—	—	1,649	—	—	1,649
Net loss for the period	—	—	—	—	—	(21,486)	—	(21,486)
Foreign currency translation adjustment	—	—	—	—	—	—	23	23
Balance – June 30, 2026	20,838,485	133,952	3,450,522	19,325	11,784	(103,456)	(1,697)	59,908

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

SATELLOS BIOSCIENCE INC.

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in thousands of US Dollars)

(Unaudited)

For the six months ended,	Notes	June 30, 2026	June 30, 2025
		$	$

CASH AND CASH EQUIVALENTS PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss for the period		(21,486)	(11,749)
Items not affecting cash:
Depreciation of property and equipment		2	1
Stock-based compensation	9	1,649	1,476
Unrealized foreign exchange (gain)/losses		193	(391)
Net change in non-cash working capital balances:
Sales tax and other receivables		(413)	249
Prepaid expenses and deposits		664	(949)
Income taxes payable		30	(30)
Accounts payable and accrued liabilities		1,748	(816)
		(17,613)	(12,209)

FINANCING ACTIVITIES
Proceeds from exercise of stock options	9	37	-
Proceeds from exercise of warrants	8	-	1,394
Proceeds from Common Shares issuance, net of costs	8	47,251	-
Proceeds from Pre-Funded Warrants issuance, net of costs	8	4,650	-
		51,938	1,394

INVESTING ACTIVITIES
Purchases of short-term investments		(51,105)	-
Maturities of short-term investments		14,432	8,475
Purchase of property and equipment		(4)	(3)
		(36,677)	8,472

Effect of foreign currency exchange rates on cash and cash equivalents		(59)	487

INCREASE IN CASH AND CASH EQUIVALENTS		(2,411)	(1,856)

CASH AND CASH EQUIVALENTS – Beginning of period		9,804	40,073

CASH AND CASH EQUIVALENTS – End of period		7,393	38,217

Cash interest received included in operating activities		992	671

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

SATELLOS BIOSCIENCE INC.

Notes to the Condensed Consolidated Interim Financial Statements (unaudited)

For the three and six months ended June 30, 2026 and 2025

(Amounts expressed in thousands of US Dollars, except for share and per share amounts)

1.	Description of Business

Satellos Bioscience Inc. (“Satellos” or the “Company”) is a Canadian biotechnology and drug development company incorporated under the laws of Canada.  The head office, principal address, and records of the Company are located at 15 Allstate Parkway, Suite 600, Markham, Ontario, L3R 5B4 Canada, and the Company’s registered and records office is located at 199 Bay St., Suite 4000, Toronto, Ontario, M5L 1A9. The Company’s common shares (“Common Shares”) are listed on the Toronto Stock Exchange (“TSX”) and the Nasdaq Global Market (“Nasdaq”).

The Company has wholly owned subsidiaries in Australia (Satellos Bioscience Australia Pty Ltd) and in Delaware, USA (Satellos Bioscience US, Inc.).

On January 27, 2026, the Company completed a twelve-for-one share consolidation of its issued and outstanding Common Shares. The numbers of Common Shares, Pre-Funded Warrants, and Stock options have been adjusted on a retroactive basis.

2.	Basis of Presentation and Material Accounting Policies

2.1	Basis of presentation

The Company prepares its condensed consolidated interim financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards) applicable to the preparation of condensed consolidated interim financial statements, including International Accounting Standard 34, Interim Financial Reporting. These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2025, which were prepared in accordance with IFRS Accounting Standards.

The consolidated financial statements have been prepared using the accrual basis of accounting at historical cost and in thousands of US dollars, unless otherwise stated.

These condensed consolidated interim financial statements were approved and authorized for issue by the Board of Directors on August 13, 2026.

2.2	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries. Subsidiaries are consolidated from the date at which control is determined to have occurred and are deconsolidated from the date that the Company no longer controls the entity. Intercompany transactions, balances, and gains and losses on transactions between subsidiaries are eliminated.

2.3	Summary of material accounting policies

The accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in our audited annual consolidated financial statements for the year ended December 31, 2025.

2.4	New and amended standards and interpretations

a)	New standards, amendments adopted in the period

Effective January 1, 2026, the Company adopted Amendments to IFRS 9, Financial instruments and IFRS 7, Financial instruments: Disclosures as issued by the IASB. The amendments clarify the date of recognition and derecognition of some financial assets and liabilities and introduce a new exception for certain financial liabilities settled through an electronic payment system prior to the settlement date. The Company elected to apply this option to all financial liabilities settled in cash through electronic payment systems that meet the required criteria. Such liabilities are derecognized before the settlement date when the related payment instruction cannot be withdrawn, stopped or cancelled, the Company no longer has access to the cash designated for settlement, and the related settlement risk is insignificant.

1

SATELLOS BIOSCIENCE INC.

Notes to the Condensed Consolidated Interim Financial Statements (unaudited)

For the three and six months ended June 30, 2026 and 2025

(Amounts expressed in thousands of US Dollars, except for share and per share amounts)

Other changes include a clarification of the requirements when assessing whether a financial asset meets the solely payments of principal and interest (“SPPI”) criteria, which requires that contractual cash flows consist only of repayments of principal and interest on the principal amount outstanding, and new disclosures for certain instruments with contractual terms that can change cash flows. The adoption of these amendments did not have a significant impact on the measurement or disclosure of financial assets and liabilities of the Company.

b)	New standards, amendments and interpretations issued but not yet effective

At the date of authorization of these consolidated financial statements, the Company had not applied the following new and revised IFRS Accounting Standards that are not yet effective.

New accounting standard IFRS 18, Presentation and disclosure in financial statements

IFRS 18, Presentation and Disclosure in Financial Statements (IFRS 18) will provide new presentation and disclosure requirements and replace IAS 1, Presentation of Financial Statements. IFRS 18 introduces changes to the structure of the income statement; provides required disclosures in financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements; and provides enhanced principles on aggregation and disaggregation in financial statements. Many other existing principles in IAS 1 have been maintained. IFRS 18 is effective for years beginning on or after January 1, 2027, with earlier application permitted.

The Company is currently evaluating the potential impact of this standard on its consolidated financial statements and disclosures.

2.5	Use of judgements and estimates

The preparation of these condensed consolidated interim financial statements in accordance with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

The condensed consolidated interim financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the condensed consolidated interim financial statements and may require accounting adjustments based on future occurrences. The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are accounted for prospectively.

There have been no material changes to the nature of estimates and judgments reported in the Company's audited consolidated financial statements for the year ended December 31, 2025.

3.	Cash and Cash Equivalents

Cash and cash equivalents consist of the following:

	June 30, 2026	December 31, 2025
	$	$
Cash balances with banks	4,084	4,384
Short-term instruments	3,309	5,420
Total cash and cash equivalents	7,393	9,804

Cash and cash equivalents include cash held with financial institutions and highly liquid short-term instruments, including guaranteed investment certificates, with original maturities of three months or less. These instruments bear interest at either variable rates based on prevailing market rates or fixed rates for short-term instruments that have original maturities of less than three months.

2

SATELLOS BIOSCIENCE INC.

Notes to the Condensed Consolidated Interim Financial Statements (unaudited)

For the three and six months ended June 30, 2026 and 2025

(Amounts expressed in thousands of US Dollars, except for share and per share amounts)

4.	Short-term Investments

Short-term investments with initial maturities greater than three months and less than one year consist of the following:

	June 30, 2026	December 31, 2025
	$	$
Guaranteed Investment Certificates	54,446	17,906
Total	54,446	17,906

These instruments bear interest at fixed rates ranging from 2.35% to 4.05% (2025 – 2.3% to 4.5%) and mature at various dates within one year.

5.	Prepaid expenses and deposits

Prepaid expenses and deposits consist of the following:

	June 30, 2026	December 31, 2025
	$	$
Research and development deposits	2,498	3,617
Other prepaids and deposits	642	187
Total prepaid expenses and deposits	3,140	3,804

Research and development deposits primarily consist of advance payments to contract research organizations for services required for ongoing clinical trials and other planned research and development activities, including procurement of supplies and materials and preclinical work. Other prepaid expenses and deposits consist of advance payments for insurances, subscriptions, and other general and administrative items.

6.	Accounts Payable and Accrued Liabilities

	June 30, 2026	December 31, 2025
	$	$
Trade payables	1,668	1,772
Accrued liabilities	4,163	2,261
Income taxes payable	30	72
Total accounts payable and accrued liabilities	5,861	4,105

7.	Share Capital and Pre-Funded Warrants

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares.

Share Consolidation

On January 27, 2026, the Company completed a twelve-for-one share consolidation of its issued and outstanding Common Shares. As a result of the share consolidation, 185,507,153 shares outstanding at the time of consolidation were consolidated into 15,458,903 common shares outstanding. All information in these condensed consolidated interim financial statements is presented on a post-share consolidated basis, including the comparative disclosures.

Loss per share

Loss per share is calculated using the weighted average number of Common Shares outstanding.

The effect of any potential exercise of the Company’s potentially dilutive securities outstanding during the three months and six months ended June 30, 2026 and June 30, 2025 have been excluded from the calculation of diluted loss per share as it would be anti-dilutive.

3

SATELLOS BIOSCIENCE INC.

Notes to the Condensed Consolidated Interim Financial Statements (unaudited)

For the three and six months ended June 30, 2026 and 2025

(Amounts expressed in thousands of US Dollars, except for share and per share amounts)

Losses are not allocated to the Pre-Funded Warrants in determining earnings per share in accordance with the Company’s accounting policy. Accordingly, in periods in which the Company reports a net loss and no dividends are declared, the entire net loss is attributed to common shareholders for purposes of computing basic loss per share. Basic loss per share for Pre-Funded Warrants is based on nil net income for the three months and six months ended June 30, 2026 and 2025.

Share Capital (Issued and Outstanding)

As noted above, the Company completed a twelve-for-one consolidation of its issued and outstanding Common Shares on January 27, 2026. The numbers of Common Shares, Pre-Funded Warrants, and Stock options have been adjusted on a retroactive basis.

The effect of the share consolidation on the issued and outstanding number of Common Shares, Pre-Funded Warrants, and stock options outstanding at January 27, 2026, is as follows:

	Balance Before Share Consolidation	Balance After Share Consolidation
Common Shares	185,507,153	15,458,903
Pre-Funded Warrants	37,916,940	3,159,743
Stock Options	26,436,082	2,202,960

February 2026 Equity Offering

On February 9, 2026, the Company completed a public offering (the “February 2026 Equity Offering”), issuing 5,168,019 Common Shares at $10.10 per Common Share and Pre-Funded Warrants to purchase 495,049 Common Shares with no expiry date and an exercise price of $0.00001 for $10.09999 per Pre-Funded Warrant (CA$13.80999 per Pre-Funded Warrant) for gross proceeds of $57,197. The costs associated with the February 2026 Equity Offering were $5,296, including cash costs for commissions to the agents of approximately $4,004 and professional fees and regulatory costs of $1,292.

Pre-Funded Warrants

The following is a summary of changes in Pre-Funded Warrants:

	Six months ended, June 30, 2026		Six months ended, June 30, 2025
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Outstanding, beginning of period	3,159,743	$0.00009	4,297,315	$0.00009
Exercised	(204,270)	$0.00009	(550,000)	$0.00009
Issued	495,049	$0.00001	-	-
Outstanding, end of period	3,450,522	$0.00008	3,747,315	$0.00009

Each Pre-Funded Warrant entitles the holder to acquire one common share at a nominal exercise price, and does not expire. Holders of Pre-Funded Warrants are entitled to participate in dividends and other distributions on an as-exercised basis in accordance with their terms.

8.	Warrants

Warrants have been issued as part of equity financings and include compensation to agents and brokers of the Company. Pre-Funded Warrants are listed separately on the condensed consolidated interim statement of financial position and on the condensed consolidated interim statement of changes in shareholders’ equity and are excluded from the tables below. The following is a summary of changes in warrants:

4

SATELLOS BIOSCIENCE INC.

Notes to the Condensed Consolidated Interim Financial Statements (unaudited)

For the three and six months ended June 30, 2026 and 2025

(Amounts expressed in thousands of US Dollars, except for share and per share amounts)

	Six months ended, June 30, 2026		Six months ended, June 30, 2025
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Outstanding, beginning of period	-	-	893,846	CA$6.39
Exercised	-	-	(323,793)	CA$6.01
Expired	-	-	(281,376)	CA$6.00
Outstanding, end of period	-	-	288,677	CA$7.20

9.	Stock-Based Compensation

On January 27, 2026, the Company completed a twelve-for-one share consolidation of its issued and outstanding Common Shares. The numbers of Common Shares, Pre-Funded Warrants, and Stock options have been adjusted on a retroactive basis. Pursuant to the terms of the Company’s stock option plan, the number of stock options outstanding and their exercise prices have been adjusted to reflect the consolidation, such that the total value of each stock option is preserved.

Effective May 14, 2024, the Company adopted a new omnibus equity incentive plan (“Omnibus Plan”) which authorizes the Board of Directors to administer the Omnibus Plan to provide equity-based compensation in the form of stock options and restricted stock units.

The Company currently maintains its existing Amended and Restated Incentive Stock Option Plan (“Option Plan”) but effective May 14, 2024 no further grants will be made under this plan though existing grants under the Option Plan will remain in effect in accordance with their terms. The aggregate number of Common Shares that may be issued under all awards under the Omnibus Plan and the Option Plan is 15% of our issued and outstanding Common Shares on a rolling basis.

Under both the Omnibus Plan and the Option Plan, the exercise price of each option equals the market price of the underlying share on the date of the grant. Vesting is provided for at the discretion of the Board of Directors and the expiration of options is to be no greater than 10 years from the date of grant.

The Company calculates the fair value of each stock option grant using the Black-Scholes option pricing model at the grant date.

The stock-based compensation expense of the stock options is recognized as stock-based compensation expense over the relevant vesting period of the stock options using an estimate of the number of options that will eventually vest.

Stock option transactions for the six months ended June 30, 2026, and June 30, 2025, are presented below:

	Six months ended, June 30, 2026		Six months ended, June 30, 2025
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of period	2,202,960	CA$8.82	1,156,608	CA$8.78
Granted	696,271	CA$8.86	866,612	CA$9.29
Exercised	(7,295)	CA$7.08	-	-
Forfeited and expired	(151,490)	CA$8.51	(14,622)	CA$18.17
Outstanding, end of period	2,740,446	CA$8.85	2,008,598	CA$8.93

5

SATELLOS BIOSCIENCE INC.

Notes to the Condensed Consolidated Interim Financial Statements (unaudited)

For the three and six months ended June 30, 2026 and 2025

(Amounts expressed in thousands of US Dollars, except for share and per share amounts)

As at June 30, 2026, the Company had the following outstanding options:

	Options Outstanding			Options Exercisable
Exercise Prices	Number of options	Weighted average remaining contractual life	Weighted average exercise price	Number of options	Weighted average exercise price
CA$3.90-$9.40	1,684,184	8.22	CA$7.14	632,976	CA$6.36
CA$9.41-$14.90	886,969	8.72	CA$9.90	266,721	CA$9.66
CA$14.91-$20.40	169,293	5.13	CA$20.32	169,293	CA$20.32
	2,740,446	8.19	CA$8.85	1,068,990	CA$9.40

The following table presents the assumptions that were used in the Black-Scholes option pricing model to determine the fair value of stock options granted during the period, and the resultant average fair values:

	Six months ended, June 30, 2026	Six months ended, June 30, 2025
Expected life of stock options	8 years	10 years
Expected weighted average volatility	75.85%	83.89%
Expected dividend yield	nil%	nil%
Weighted average risk-free interest rate	3.29%	3.02%
Weighted average fair value of stock options granted in the period	$4.86	$5.52

Due to the absence of volatility rates specific to the Company, the Company considered the volatility of similar companies in determining this estimate.

During the three and six months ended June 30, 2026, $922 (2025 - $834) and $1,649 (2025 - $1,476), respectively, have been recognized as stock-based compensation expense.

10.	Operating Expenses:

Research and development expenses:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Salaries	1,502	759	2,955	1,521
Discovery expenses	197	186	452	330
Preclinical expenses	1,300	569	1,953	1,281
Chemistry, manufacturing and controls	1,538	207	2,760	524
Clinical	4,689	2,348	8,145	4,683
Stock-based compensation	409	366	680	638
Total research and development expenses	9,635	4,435	16,945	8,977

6

SATELLOS BIOSCIENCE INC.

Notes to the Condensed Consolidated Interim Financial Statements (unaudited)

For the three and six months ended June 30, 2026 and 2025

(Amounts expressed in thousands of US Dollars, except for share and per share amounts)

General and administrative expenses:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Salaries and board fees	915	849	1,872	1,742
Professional fees	499	352	1,276	825
Other operating expenses	455	187	842	331
Patent and intellectual property costs	147	75	302	131
Stock-based compensation	513	468	969	838
Depreciation	1	1	2	2
Total general and administrative expenses	2,530	1,932	5,263	3,869

11.	Commitments and Contingencies

The Company enters into contracts in the normal course of business, including for research and development activities. As at June 30, 2026, in addition to amounts that have been recognized in accounts payable and accrued liabilities, the Company has commitments for research and development activities in the amount of $21,828. These commitments are generally cancellable with notice, subject to payment for services rendered to the date of termination. These commitments include agreements related to the conduct of long-term toxicology, manufacturing, clinical development, and clinical trial costs.

	Payments Due by Period
	Total	Less than 1 year	1 -3 years	4 – 5 years	After 5 years
Purchase obligations	$21,828	$16,992	$4,836	nil	nil

The Company may be required to make milestone, royalty, and other research and development funding payments under research and development collaboration and other agreements with third parties. These payments are contingent upon the achievement of specific development, regulatory and/or commercial milestones. During the six months ended June 30, 2026, the Company paid a milestone payment of $108 to Ottawa Hospital Research Institute (“OHRI”) triggered by the initiation of a Phase 2 clinical trial in the United States under the terms of the Ottawa Hospital Research Institute license (“OHRI License”).

12.	Related Party Transactions

Franklin Berger, a member of the Board of Directors of the Company, purchased 24,750 Shares in the February 2026 Equity Offering and Bloom Burton Securities Inc., an entity that is jointly controlled by Brian Bloom, a director of the Company, received a commission of $200 related to its role as co-manager in the transaction.

Key management personnel consists of the Company’s Chief Executive Officer, Chief Scientific Officer, Chief Medical Officer, Chief Development Officer, former Chief Business Officer and Chief Financial Officer and the Directors of the Company. The remuneration of key management personnel is as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Salaries and management fees	1,050	626	1,932	1,288
Stock-based compensation	564	554	1,116	941
Total	1,614	1,180	3,048	2,229

7

SATELLOS BIOSCIENCE INC.

Notes to the Condensed Consolidated Interim Financial Statements (unaudited)

For the three and six months ended June 30, 2026 and 2025

(Amounts expressed in thousands of US Dollars, except for share and per share amounts)

13.	Segmented Information

The Company operates within a single operating segment, the research and development of small molecule drug candidates to treat degenerative muscle diseases, which is the Company’s only reportable segment and is consistent with the internal reporting provided to the chief operating decision-maker. The Company operates in three geographic areas, Canada, United States and Australia. As at June 30, 2026, the Company held total assets of $280 (December 31, 2025 - $207) in the United States, $437 (December 31, 2025 - $669) in Australia and $65,052 in Canada (December 31, 2025 - $31,013).

14.	Capital Management

The Company manages its capital structure in an endeavour to ensure sufficient resources are available to meet day-to-day operational requirements, further develop its existing technology, and continue as a going concern. The continued operations of the Company are dependent on its ability to generate future cash flows or obtain additional funding. There is a risk that in the future, additional financing will not be available on a timely basis or on terms acceptable to the Company.

In order to maintain or adjust the capital structure, the Company may issue new shares, issue debt or sell assets. Total capital is calculated as the Company’s own equity.

The Company is not subject to any externally imposed capital requirements.

15.	Financial Instruments and Risk Management

The Company is exposed to various risks through its financial instruments including the following at June 30, 2026:

a)	Credit Risk

Credit risk arises from cash and cash equivalents and short-term investments held at banks and financial institutions, as well as outstanding receivables. The carrying value of these items represent the Company’s maximum exposure to credit risk. At June 30, 2026 and December 31, 2025, no expected credit losses were recognized on any outstanding receivables. During the period ended June 30, 2026, the Company invested its excess cash in interest-bearing operating accounts held at a Schedule 1 Canadian bank and in US government treasury bills and Guaranteed Investment Certificates. The Company limits its exposure to credit risk, with respect to cash and cash equivalents and short-term investments, by maintaining cash balances with large, reputable financial institutions and by investing in highly liquid instruments issued or guaranteed by governments or financial institutions. Such investments are restricted to instruments with a minimum credit rating of BB (or equivalent) at the time of investment. The Company's cash equivalents and short-term investments consist primarily of operating funds, US government treasury bills, deposit investments and Guaranteed Investment Certificates with commercial banks. The carrying values of cash and cash equivalents, short-term investments, and receivables represent the Company’s maximum exposure to credit risk.

b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in raising funds to meet cash flow requirements associated with financial instruments. The Company controls liquidity risk through management of working capital, cash flows and the availability and sourcing of financing. The Company’s ability to accomplish all of its future strategic plans is dependent on obtaining additional financing or executing other strategic options; however, there is no assurance the Company will achieve these objectives. As at June 30, 2026, the Company’s liabilities consist of accounts payable and accrued liabilities that have contracted maturities of less than one year.

c)	Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency risk, interest rate risk, and price risk.

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SATELLOS BIOSCIENCE INC.

Notes to the Condensed Consolidated Interim Financial Statements (unaudited)

For the three and six months ended June 30, 2026 and 2025

(Amounts expressed in thousands of US Dollars, except for share and per share amounts)

I)	Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The exposure to this risk changes as the exchange rate fluctuates.

Foreign currency risk is limited to the portion of the Company's business transactions denominated in currencies other than the US dollar, primarily expenses for general and administrative and research and development incurred in Canadian dollars. The Company manages foreign exchange risk by maintaining Canadian dollars cash on hand to fund its short-term foreign currency expenditures. Balances held in foreign currencies, presented in US dollars are as follows:

	As at June 30, 2026
	US $	Australian $	Euro €	GBP £	Canadian $	Total $
Cash and cash equivalents	6,107	281	-	-	1,005	7,393
Short-term investments	50,600	-	-	-	3,846	54,446
Accounts payable and accrued liabilities	(2,748)	(8)	(1,805)	(5)	(1,295)	(5,861)
Total	53,959	273	(1,805)	(5)	3,556	55,978

	As at December 31, 2025
	US $	Australian $	Euro €	Canadian $	Total $
Cash and cash equivalents	5,105	498	-	4,201	9,804
Short-term investments	14,550	-	-	3,356	17,906
Accounts payable and accrued liabilities	(1,759)	(4)	(921)	(1,421)	(4,105)
Total	17,896	494	(921)	6,136	23,605

Assuming all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the Canadian dollar, Australian dollar, Euro, and GBP would result in an increase or decrease in loss and comprehensive loss for the six months ended June 30, 2026, of $202 (December 31, 2025 - $571).

II)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company holds its cash and cash equivalents and short-term investments in banks and financial institutions, and manages its interest rate risk by holding cash in high yield savings accounts or highly liquid short-term investments.

III)	Fair Value

Financial assets and liabilities for which fair value is measured or disclosed in the condensed consolidated interim financial statements, are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

●	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities

●	Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

●	Level 3 – Inputs for the asset or liability that are not based on observable market data (i.e., unobservable inputs)

At June 30, 2026, the Company's financial instruments, all subsequently measured at amortized cost, included cash and cash equivalents, short-term investments, and accounts payable and accrued liabilities.

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SATELLOS BIOSCIENCE INC.

Notes to the Condensed Consolidated Interim Financial Statements (unaudited)

For the three and six months ended June 30, 2026 and 2025

(Amounts expressed in thousands of US Dollars, except for share and per share amounts)

Due to the short-term maturities of cash and cash equivalents, short-term investments, accounts payable and accrued liabilities, the carrying amounts approximate their fair value at the respective condensed consolidated interim statement of financial position date.

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